Exhibit 12

General Dynamics Corporation
Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	2002	2001	2000	1999	1998

Earnings From Continuing Operations Before
Income Taxes and Fixed Charges	$1,665	$1,530	$1,350	$1,207	$964

Fixed Charges:
Interest Expense	$61	$72	$77	$59	$47
Estimate of interest element of rental expense	20	33	15	22	13

Total Fixed Charges	$81	$105	$92	$81	$60

Ratio of earnings to fixed charges	20.6	14.6	14.7	14.9	16.1